UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: November 30, 2007**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Section 2	Other Events

Item 2.01	Completion of Acquisition or Disposition of Assets

On November 30, 2007, Morris Publishing Group, LLC, ("Morris Publishing") completed the sale of fourteen daily newspapers, three nondaily newspapers, a commercial printing operation and other related publications to GateHouse Media, Inc. ("GateHouse"). The total purchase price was $115 million plus a working capital adjustment, with GateHouse electing to pay $10 million in the form of a one-year promissory note bearing interest at 8% per annum, and the remainder in cash.

The parties to the Definitive Asset Purchase Agreement (the "Agreement") dated October 23, 2007 were Morris Publishing, MPG Allegan Property, LLC, Broadcaster Press, LLC, MPG Holland Property, LLC, The Oak Ridger, LLC, and Yankton Printing Company, as sellers, and Morris Communications, as seller guarantor, and GateHouse Media Operating, Inc., as buyer, and GateHouse, as buyer guarantor. Other than the Agreement, there are no material relationships between Morris Publishing and GateHouse or any of their respective affiliates.

The daily newspapers sold include the *Dodge City* (Kan.) *Daily Globe*, *The Newton* (Kan.) *Kansan*, *The* (Pittsburg, Kan.) *Morning Sun*, the *Hillsdale* (Mich.) *Daily News*, *The Holland* (Mich.) *Sentinel*, the *Hannibal* (Mo.) *Courier-Post*, *The* (Independence, Mo.) *Examiner*, *The Grand Island* (Neb.) *Independent*, the *York* (Neb.) *News-Times*, *The Daily Ardmoreite* (Okla.), *The Shawnee* (Okla.) *News-Star*, the *Yankton* (S.D.) *Daily Press & Dakotan*, *The Oak Ridger* (Tenn.), and the *News Chief* (Winter Haven, Fla.). The nondaily newspapers include *La Estrella* (Dodge City, Kan.), *The Girard* (Kan.) *City Press* and the *Vermillion* (S.D.) *Plain Talk*. The commercial printing operation is Flashes Publishing (Mich.), which also publishes *The Holland Sentinel* and the *Flashes Shopping Guides* (Mich.), related free nondaily community publications included in the sale.

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

Morris Publishing's sale on November 30, 2007 of the fourteen daily newspapers, three nondaily newspapers, commercial printing operation and other related publications to GateHouse resulted in a Mandatory Prepayment as defined in the Credit Agreement dated as of December 14, 2005 (the "Credit Agreement"). Consequently, Morris Publishing was required to utilize all of the after-tax net cash proceeds received from the disposition to prepay a portion of the $175 million Tranche A Term Loan under the Credit Agreement within five business days of the sale.

In satisfaction of this requirement, Morris Publishing prepaid $85 million of its Tranche A Term Loan under the Credit Agreement, following the closing of the transaction. The $85 million prepayment included the amount of future after-tax net cash proceeds to be received upon collection of the $10 million one-year promisory note from GateHouse. After the prepayment, $90 million remains outstanding on the Tranche A Term Loan.

Section 9	Financial Statements and Exhibits

Item 9.01.	Financial Statements and Exhibits.

(b) Pro Forma Financial Information

The unaudited pro forma condensed consolidated balance sheet of Morris Publishing as of September 30, 2007 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2007 and 2006 and the twelve months ended December 31, 2006, 2005, and 2004, as required by this item, are attached hereto and incorporated by reference as Exhibit 99.1.

(d) Exhibits:

Exhibit No.	Description
2.1	Asset Purchase Agreement dated October 23, 2007 regarding the sale of fourteen daily newspapers, three nondaily newspapers, a commercial printing operation and other related publications to GateHouse. (filed as Exhibit 10.1 to Morris Publishing's Form 10-Q filed on November 14, 2007)
99.1	Unaudited pro forma condensed consolidated balance sheet of Morris Publishing as of September 30, 2007 and the related unaudited pro forma condensed consolidated statements of income for nine months ended September 30, 2007 and 2006 and the twelve months ended December 31, 2006, 2005 and 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **December 6, 2007**   **MORRIS PUBLISHING GROUP, LLC**

	By:	**/s/ Steve K. Stone**
		Steve K. Stone
		Senior Vice President and Chief Financial Officer

Morris Publishing Group, LLC
Unaudited Pro Forma Condensed Consolidated Financial Information
As of September 30, 2007
(Dollars in thousands)

General Information

The following unaudited pro forma condensed consolidated financial information sets forth the historical information for the nine months ended September 30, 2007 and 2006 and the twelve months ended December 31, 2006, 2005 and 2004, and as of September 30, 2007 derived from the Company's historical consolidated financial statements.

The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2007 and 2006 and the twelve months ended December 31, 2006, 2005 and 2004 give effect to the following transaction as if it had occurred on January 1, 2004 (the earliest period presented). The unaudited pro forma condensed consolidated balance sheet as of September 30, 2007 gives effect to the following transaction as if it had occurred on the balance sheet date:

- On November 30, 2007, Morris Publishing Group, LLC (the "Company") completed the sale of fourteen daily newspapers, three nondaily newspapers, a commercial printing operation and other related publications to GateHouse Media, Inc. ("GateHouse"). The total purchase price was $115 million plus a working capital adjustment, with GateHouse electing to pay $10 million in the form of a one-year promissory note bearing interest at 8% per annum, and the remainder in cash.

  As result of this transaction, the Company was required by the covenants of its Credit Agreement dated as of December 14, 2005 (the "Credit Agreement") to utilize all of the net after-tax sales proceeds to prepay the Tranche A Term Loan. In satisfaction of this requirement, the Company prepaid $85 million of the $175 million outstanding on theTranche A Term Loan following the closing of the transaction.

These unaudited pro forma financial statements should be read in conjunction with the historical condensed consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and the historical consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December, 31, 2006. The unaudited pro forma financial statements do not purport to represent what the Company's results of operations or financial position would have been if these transactions had occurred on the date indicated and are not intended to project the Company's results of operations or financial position for any future period or date.

The unaudited pro forma adjustments are based on estimates and certain assumptions that the Company believes are reasonable. The pro forma adjustments and primary assumptions are described in the accompanying notes.

Morris Publishing Group, LLC

Unaudited pro forma condensed consolidated balance sheets
As of September 30, 2007

(Dollars in thousands)	Morris Publishing Group (a)		Businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
ASSETS								
CURRENT ASSETS:								
Cash and cash equivalents	$	5,597	$	(420)	$	-	$	5,177
Cash received at the closing of the transaction		-		-	105,000	(1)		105,000
Prepayment of Tranche A Term Loan		-		-	(85,000)	(2)		(85,000)
Working capital adjustment received at the closing of the transaction		-		-	2,500	(3)		2,500
Prepayment of income taxes to Morris Communications relating to gain on sale		-		-	(20,000)	(4)		(20,000)
		5,597		(420)		2,500		7,677
Accounts receivable, net		51,425		(7,582)		-		43,843
Inventories		5,220		(1,881)		-		3,339
Deferred income taxes, net		2,009		(373)		-		1,636
Note receivable		-		-	10,000	(1)		10,000
Prepaid and other current assets		1,340		(225)		-		1,115
Total current assets		65,591		(10,481)		12,500		67,610
NET PROPERTY AND EQUIPMENT		142,227		(15,096)		-		127,131
OTHER ASSETS:								
Goodwill		188,394		(17,709)		-		170,685
Intangible assets, net		9,637		(818)		-		8,819
Deferred loan costs and other assets, net		10,649		(2)	(390)	(5)		10,257
Total other assets		208,680		(18,529)	(390)			189,761
Total assets	$	416,498	$	(44,106)	$	12,110	$	384,502
LIABILITIES AND MEMBER'S DEFICIENCY IN ASSETS								
CURRENT LIABILITIES:								
Accounts payable	$	10,126	$	-	$	-	$	10,126
Current maturities of long-term debt		8,750		-	(4,250)	(2)		4,500
Accrued interest		4,304		-		-		4,304
Due to Morris Communications		983		-		-		983
Deferred revenues		18,113		(3,223)		-		14,890
Accrued employee costs		9,893		-		-		9,893
Other accrued liabilities		2,952		-		-		2,952
Total current liabilities		55,121		(3,223)	(4,250)			47,648
LONG-TERM DEBT, less current portion		517,250		-	(80,750)	(2)		436,500
DEFERRED INCOME TAXES, less current portion		16,503		(1,278)		-		15,225
POST RETIREMENT BENEFITS DUE TO MORRIS COMMUNICATIONS		26,857		(5,595)		-		21,262
OTHER LONG-TERM LIABILITIES		3,948		(100)		-		3,848
Total liabilities		619,679		(10,196)	(85,000)			524,483
MEMBER'S DEFICIENCY IN ASSETS								
Member's deficit		(201,685)		-		-		(201,685)
(Net book value of assets sold)/total sales price		-		(33,623)	115,000	(1)		81,377
Tax effect of gain on sale of businesses		-		-	(32,388)	(6)		(32,388)
Working capital adjustment		-		(2,500)	2,500	(3)		-
Other adjustments		-		2,213	(390)	(5)		1,823
		(201,685)		(33,910)		84,722		(150,873)
Loan payable to/(receivable from) Morris Communications, net		(1,496)		-		-		(1,496)
Income taxes payable on gain on sale of businesses		-		-	32,388	(6)		32,388
Prepayment of income taxes to Morris Communications relating to gain on sale		-		-	(20,000)	(4)		(20,000)
		(1,496)		-		12,388		10,892
Total member's deficiency in assets		(203,181)		(33,910)		97,110		(139,981)
Total liabilities and member's deficiency in assets	$	416,498	$	(44,106)	$	12,110	$	384,502

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Unaudited pro forma condensed consolidated statements of income
For the nine months ended September 30, 2007

(Dollars in thousands)	Morris Publishing Group (a)		Less: businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
NET OPERATING REVENUES:								
Advertising	$	267,273	$	38,271	$	-	$	229,002
Circulation		50,941		7,891		-		43,050
Other		11,947		4,845		-		7,102
Total net operating revenue		330,161		51,007		-		279,154
Labor and employee benefits		133,813		24,126		-		109,687
Newsprint, ink and supplements		35,753		5,487		-		30,266
Other operating costs (excluding depreciation and amortization)		100,283		12,544		(3,318) (1)		84,421
Depreciation and amortization expense		14,443		1,774		-		12,669
Total operating expenses		284,292		43,931		(3,318)		237,043
Operating income		45,869		7,076		3,318		42,111
Interest expense, including amortization of debt issuance costs		28,370		-		(4,712) (3)		23,658
Other, net		(175)		(11)		- (4)		(164)
Total other expenses, net		28,195		(11)		(4,712)		23,494
INCOME BEFORE INCOME TAXES		17,674		7,087		8,031		18,618
PROVISION FOR INCOME TAXES		6,978		-		432 (2)		7,410
NET INCOME	$	10,696	$	7,087	$	7,599	$	11,208

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Unaudited pro forma condensed consolidated statements of income
For the nine months ended September 30, 2006

(Dollars in thousands)	Morris Publishing Group (a)		Less: businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
NET OPERATING REVENUES:								
Advertising	$	287,776	$	39,421	$	-	$	248,355
Circulation		52,113		8,158		-		43,955
Other		11,750		5,567		-		6,183
Total net operating revenue		351,639		53,146		-		298,493
Labor and employee benefits		131,326		24,838		-		106,488
Newsprint, ink and supplements		44,502		6,310		-		38,192
Other operating costs (excluding depreciation and amortization)		96,921		12,423		(3,465) (1)		81,033
Depreciation and amortization expense		15,933		1,740		-		14,193
Total operating expenses		288,682		45,310		(3,465)		239,907
Operating income		62,957		7,835		3,465		58,587
Interest expense, including amortization of debt issuance costs		27,560		-		(3,903) (3)		23,657
Other, net		(188)		(10)		- (4)		(178)
Total other expenses, net		27,372		(10)		(3,903)		23,479
INCOME BEFORE INCOME TAXES		35,585		7,846		7,368		35,107
PROVISION FOR INCOME TAXES		13,619		-		354 (2)		13,973
NET INCOME	$	21,966	$	7,846	$	7,014	$	21,135

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Unaudited pro forma condensed consolidated statements of income
For the twelve months ended December 31, 2006

(Dollars in thousands)	Morris Publishing Group (a)		Less: businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
NET OPERATING REVENUES:								
Advertising	$	389,345	$	53,100	$	-	$	336,245
Circulation		69,691		10,852		-		58,839
Other		16,119		7,435		-		8,684
Total net operating revenue		475,155		71,387		-		403,768
Labor and employee benefits		176,163		32,055		-		144,108
Newsprint, ink and supplements		59,901		8,305		-		51,596
Other operating costs (excluding depreciation and amortization)		131,112		16,875		(4,673) (1)		109,564
Depreciation and amortization expense		21,432		2,332		-		19,100
Total operating expenses		388,608		59,567		(4,673)		324,369
Operating income		86,547		11,820		4,673		79,399
Interest expense, including amortization of debt issuance costs		37,059		-		(5,516) (3)		31,543
Other, net		(451)		(12)		- (4)		(439)
Total other expenses, net		36,608		(12)		(5,516)		31,104
INCOME BEFORE INCOME TAXES		49,939		11,832		10,188		48,295
PROVISION FOR INCOME TAXES		19,664		-		(442) (2)		19,222
NET INCOME	$	30,275	$	11,832	$	10,631	$	29,074

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Unaudited pro forma condensed consolidated statements of income
For the twelve months ended December 31, 2005

(Dollars in thousands)	Morris Publishing Group (a)		Less: businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
NET OPERATING REVENUES:								
Advertising	$	378,338	$	52,126	$	-	$	326,212
Circulation		70,615		10,821		-		59,794
Other		16,154		7,810		-		8,344
Total net operating revenue		465,107		70,756		-		394,351
Labor and employee benefits		176,832		32,496		-		144,336
Newsprint, ink and supplements		55,932		8,095		-		47,837
Other operating costs (excluding depreciation and amortization)		122,878		16,262		(4,610) (1)		102,006
Depreciation and amortization expense		21,965		2,312		-		19,653
Total operating expenses		377,607		59,165		(4,610)		313,832
Operating income		87,500		11,592		4,610		80,518
Interest expense, including amortization of debt issuance costs and loss on extinguishment of debt		36,648		-		(5,093) (3)		31,555
Other, net		(214)		(40)		- (4)		(174)
Total other expenses, net		36,434		(40)		(5,093)		31,381
INCOME BEFORE INCOME TAXES		51,066		11,632		9,703		49,137
PROVISION FOR INCOME TAXES		19,776		-		(219) (2)		19,557
NET INCOME	$	31,290	$	11,632	$	9,922	$	29,581

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Unaudited pro forma condensed consolidated statements of income
For the twelve months ended December 31, 2004

(Dollars in thousands)	Morris Publishing Group (a)		Less: businesses sold (b)		Other adjustments (c)		Pro forma Morris Publishing	
NET OPERATING REVENUES:								
Advertising	$	367,560	$	52,413	$	-	$	315,147
Circulation		70,197		10,687		-		59,510
Other		17,977		9,004		-		8,973
Total net operating revenue		455,734		72,104		-		383,630
Labor and employee benefits		177,905		33,994		-		143,911
Newsprint, ink and supplements		53,848		8,328		-		45,520
Other operating costs (excluding depreciation and amortization)		121,172		16,837		(4,697) (1)		99,638
Depreciation and amortization expense		21,097		2,080		-		19,017
Total operating expenses		374,022		61,238		(4,697)		308,087
Operating income		81,712		10,866		4,697		75,543
Interest expense, including amortization of debt issuance costs		32,281		-		(603) (3)		31,678
Other, net		(571)		(84)		- (4)		(487)
Total other expenses, net		31,710		(84)		(603)		31,191
INCOME BEFORE INCOME TAXES		50,002		10,950		5,300		44,352
PROVISION FOR INCOME TAXES		19,694		-		(2,042) (2)		17,652
NET INCOME	$	30,308	$	10,950	$	7,342	$	26,700

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Morris Publishing Group, LLC
Notes and Management's Assumptions
to Unaudited Pro Forma Condensed Consolidated Financial Statements
(Dollars in thousands)

1. <u>**Adjustment to unaudited pro forma condensed consolidated balance sheet**</u>

    (a)   **Morris Publishing Group**

Reflects historical unaudited consolidated statement of financial position as of September 30, 2007 for the Company as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007

    (b)   **Businesses sold**

Reflects the elimination of the book value of certain assets and liabilities included in the historical balance sheet of the Company as of September 30, 2007 which were related to the sale of fourteen daily newspapers, three nondaily newspapers, a commercial printing operation and other related publications to GateHouse (the "transaction").

The Company operates and reports its financial results as a single operating segment and does not maintain a separate balance sheet for each business. Therefore, distinct asset and liability balances are generally not available for each business except in those instances where separate subsidiary ledgers exist. The following is a summary of the methodology used to determine the book value of the assets and liabilities related to the transaction:

    a) The cash, accounts receivable, inventory, finite-lived intangible assets, prepaid and other current assets, and deferred revenue balances are allocated based on subsidiary ledger balances specific to each business included in the transaction.

    b) The goodwill and indefinite-lived intangible asset balances are allocated based on the relative fair values of the businesses being disposed of and the portion that will be retained.

    c) The trade account payables, accrued expenses, accrued employee costs and other accrued liabilities balances directly associated with the businesses included in the transaction were not assumed by GateHouse.

    d) Deferred income taxes (asset and liability) balances are eliminated based on the ratio of the temporary differences related to the group of assets and liabilities included in the transaction to Morris Publishing's total temporary differences.

    e) Post retirement benefits are eliminated based upon the ratio of the number of non vested employee participants at each newspaper or business included in the transaction to Morris Publishing's total non vested employee participants and vested retiree participants.

    (c)   **Other adjustments**

    1) At the close of the transaction, GateHouse elected to pay $10 million of the $115 million purchase price in the form of a one-year promissory note due November 30, 2008 bearing interest at 8% per annum, with the remainder in cash.

    2) Reflects the Company's utilization of the after-tax net proceeds from the transaction to prepay $85 million of the $175 million outstanding on the Company's Tranche A Term Loan as required by the covenants of the Credit Agreement.

    3) Reflects the working capital adjustment payment by GateHouse to the Company at the close of the transaction.

    4) Reflects the Company's utilization of the remaining net cash proceeds after the prepayment of the Tranche A Term Loan to prepay a portion of the income taxes due on the transaction gain. The Company is a single member limited liability company and is not subject to income taxes. However, the Company's results are included in the consolidated federal income tax return of Shivers Trading & Operating Company (the Company's ultimate parent corporation). Tax provisions are settled through the intercompany receivable account with its parent, Morris Communications Company, LLC ("Morris Communications") and Morris Communications makes income tax payments based on the results of the Company.

    5) Reflects the deferred loan costs expensed at the close of the transaction.

    6) Reflects the provision for income taxes on the gain resulting from the transaction. The tax provision is calculated based on the historical statutory tax rate.

2. Adjustments to pro forma condensed consolidated statements of income

(a) **Morris Publishing Group**

Reflects the Company's historical unaudited consolidated statements of income for the nine months September 30, 2007 and 2006 and the historical audited consolidated statements of income for the twelve months ended December 31, 2006, 2005 and 2004 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and in the Company's Annual Report on Form 10-K for the year ended December, 31, 2006.

(b) **Businesses sold**

Reflects the adjustment to eliminate the revenues and expenses related to the group of assets and liabilities included in the transaction which are included in the historical consolidated statements of income of the Company for the nine months ended September 30, 2007 and 2006 and for the twelve months ended December 31, 2006, 2005 and 2004.

(c) **Other adjustments**

1) Represents the pro forma adjustment to the management fee and technology and shared services fee charged to the Company by its parent, Morris Communications Company, LLC ("Morris Communications"), under their management agreement. The Company's management fee and technology and shared services fee was based on 4% and 2.5%, respectively, of its total net operating revenue for each period presented, with the adjustment reflecting the total fees based upon the total net operating revenues related to the group of assets and liabilities included in the sale to GateHouse.

2) Reflects the income tax effect of combined pro forma adjustments. The pro forma provision for income taxes is based on the historical statutory tax rate for the periods presented.

3) Represents adjustment to reflect the interest and loan amortization expense after the prepayment of the $85 million in the Company's Tranche A Term Loan (refer to footnote 1) for the periods presented.

The following table reflects the assumed interest rate and amounts of borrowings the pro forma interest expense calculation is based on and the pro forma deferred loan amortization cost calculation for each nine month and twelve month period presented:

(Dollars in thousands)

	As of November 30, 2007 *(the closing date of the transaction)*		Nine month periods	Twelve month periods
Interest expense	Total rate	Amount of borrowing	Pro forma interest expense	Pro forma interest expense
Revolving Credit Facility	7.059%*	$ 51,000**	$ 2,700	$ 3,600
Tranche A Term Loan	6.125%	90,000	4,134	5,513
Senior Subordinated Debt	7.000%	300,000	15,750	21,000
		$ 441,000	$ 22,584	$ 30,113

*Includes commitment fee of .00375 per annum on unused revolving credit facility.
** Balance outstanding as of September 30, 2007

			Pro forma amortization expense	Pro forma amortization expense
Loan amortization expense				
Revolving Credit Facility			$ 235	$ 314
Tranche A Term Loan			87	116
Senior Subordinated Debt			726	968
			$ 1,048	$ 1,398
Total interest and loan amortization expense			$ 23,633	$ 31,510

Interest and Amortization Expense	Morris Publishing		Pro forma adjustment	
Nine months ended September 30, 2007	$ 28,345	$	4,712	
Nine months ended September 30, 2006	27,535		3,903	
Twelve months ended December 31, 2006	37,026		$	5,516
Twelve months ended December 31, 2005	36,603			5,093
Twelve months ended December 31, 2004	32,113			603

4) Assumes the $10 million one-year promissory note issued by GateHouse at the close of the transaction was paid in full on January 1, 2004 for all periods presented. The promissory note bears interest at 8% per annum.